UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

UNIGENE LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904753100

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904753100	13D	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,268,301 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,268,301 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,268,301 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 4,856,750 shares of Common Stock held by Victory Park Credit Opportunities, L.P. and (ii) 45,411,551 shares of Common Stock issuable to Victory Park Credit Opportunities, L.P. upon conversion of the Reissued Delaware Fund Note (as defined herein) prior to the filing of the Charter Amendment (as defined below). As of the date of the Second Amendment (as defined herein), the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes (as defined herein) upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment (as defined herein), the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares (the “Charter Amendment”). Pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued Delaware Fund Note in excess of 45,411,551, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued Delaware Fund Note in accordance with the Amended and Restated Financing Agreement (as defined herein), as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 116,191,757 shares of Common Stock would be issuable to Victory Park Credit Opportunities, L.P. as of the date hereof upon conversion of the Reissued Delaware Fund Note.
(2)	Based on 95,978,952 outstanding shares of the Common Stock of the Issuer as of February 28, 2013, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 15, 2013.

CUSIP NO. 904753100	13D	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,409,721 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,409,721 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,409,721 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6% (4)
14	TYPE OF REPORTING PERSON PN

(3)	Consists of (i) 4,290,714 shares of Common Stock held by Victory Park Credit Opportunities Intermediate Fund, L.P. and (ii) 40,119,007 shares of Common Stock issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. upon conversion of the Reissued Cayman Fund Note (as defined herein) prior to the filing of the Charter Amendment. As of the date of the Second Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued Cayman Fund Note in excess of 40,119,007, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Existing Convertible Notes and allocated to the holder of the Reissued Cayman Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 102,650,048 shares of Common Stock would be issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. as of the date hereof upon conversion of the Reissued Cayman Fund Note.
(4)	See footnote 2.

CUSIP NO. 904753100	13D	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSON VPC Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,359,611 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,359,611 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,359,611 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (6)
14	TYPE OF REPORTING PERSON PN

(5)	Consists of (i) 24,766,990 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Reissued VPC Onshore Fund Note (as defined herein) prior to the filing of the Charter Amendment, (ii) 12,242,621 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the First Amendment VPC Onshore Fund Note (as defined herein) prior to the filing of the Charter Amendment and (iii) 8,350,000 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Second Amendment Note (as defined herein). As of the date of the Second Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Prior to the filing of the Charter Amendment, (a) the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued VPC Onshore Fund Note in excess of 24,766,990 , which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued VPC Onshore Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment, and (b) the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the First Amendment VPC Onshore Fund Note in excess of 12,242,621, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the First Amendment VPC Onshore Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date of the Second Amendment, (x) an aggregate of 63,369,782 shares of Common Stock would be issuable to VPC Fund II, L.P. as of the date hereof upon conversion of the Reissued VPC Onshore Fund Note, and (y) an aggregate of 87,706,667 shares of Common Stock would be issuable to VPC Fund II, L.P. as of the date hereof upon conversion of the First Amendment VPC Onshore Fund Note. The Issuer is required to reserve and keep available, solely for any conversions of the Second Amendment Note, the number of shares of Common Stock issuable upon conversion of the Second Amendment Note.
(6)	See footnote 2.

CUSIP NO. 904753100	13D	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSON VPC Intermediate Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,809,985 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,809,985 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,809,985 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (8)
14	TYPE OF REPORTING PERSON PN

(7)	Consists of 23,809,985 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Reissued VPC Offshore Fund Note (as defined herein) prior to the filing of the Charter Amendment. As of the date of the Second Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued VPC Offshore Fund Note in excess of 23,809,985, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued VPC Offshore Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date of the Second Amendment, an aggregate of 60,921,150 shares of Common Stock would be issuable to VPC Intermediate Fund II (Cayman), L.P. as of the date hereof upon conversion of the Reissued VPC Offshore Fund Note.
(8)	See footnote 2.
.

CUSIP NO. 904753100	13D	Page 6 of 25 Pages

1	NAMES OF REPORTING PERSON Victory Park GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 94,678,022 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 94,678,022 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,678,022 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (10)
14	TYPE OF REPORTING PERSON OO

(9)	See footnotes 1 and 3. As the general partner of each of Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P., Victory Park GP, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein) held by each of Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P.
(10)	See footnote 2.

CUSIP NO. 904753100	13D	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSON Victory Park GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,169,596 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,169,596 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,169,596 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9% (12)
14	TYPE OF REPORTING PERSON OO

(11)	See footnotes 5 and 7. As the general partner of each of VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park GP II, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares held by each of VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P.
(12)	See footnote 2.

CUSIP NO. 904753100	13D	Page 8 of 25 Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,847,618 (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,847,618 (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,847,618 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (14)
14	TYPE OF REPORTING PERSON OO

(13)	See footnotes 1, 3, 5 and 7. As the investment manager of each of Victory Park Credit Opportunities, L.P., Victory Park Credit Opportunities Intermediate Fund, L.P., VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park Capital Advisors, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares (as defined herein).
(14)	See footnote 2.

CUSIP NO. 904753100	13D	Page 9 of 25 Pages

1	NAMES OF REPORTING PERSON RNL VPC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,847,618 (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,847,618 (15)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,847,618 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (16)
14	TYPE OF REPORTING PERSON OO

(15)	See footnotes 1, 3, 5 and 7. As the sole manager of each of Victory Park GP, LLC and Victory Park GP II, LLC, RNL VPC, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(16)	See footnote 2.

CUSIP NO. 904753100	13D	Page 10 of 25 Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,847,618 (17)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,847,618 (17)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,847,618 (17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (18)
14	TYPE OF REPORTING PERSON OO

(17)	See footnotes 1, 3, 5 and 7. As the manager of Victory Park Capital Advisors, LLC, Jacob Capital, L.L.C. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(18)	See footnote 2.

CUSIP NO. 904753100	13D	Page 11 of 25 Pages

1	NAMES OF REPORTING PERSON Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000 (19)
	8	SHARED VOTING POWER 163,847,618 (20)
	9	SOLE DISPOSITIVE POWER 225,000 (19)
	10	SHARED DISPOSITIVE POWER 163,847,618 (20)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,072,618 (20)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (21)
14	TYPE OF REPORTING PERSON IN

(19)	Consists of the Option Shares.
(20)	See footnotes 1, 3, 5 and 7. By virtue of Richard Levy’s positions as sole member of Jacob Capital, L.L.C. and sole manager of RNL VPC, LLC, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(21)	See footnote 2.

CUSIP NO. 904753100	13D	Page 12 of 25 Pages

This Amendment No. 7 (this “Amendment No. 7”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1”), Amendment No. 2 filed on January 26, 2011 (“Amendment No. 2”), Amendment No. 3 filed on July 11, 2011 (“Amendment No. 3”), Amendment No. 4 filed on June 8, 2012 (“Amendment No. 4”), Amendment No. 5 filed on July 19, 2012 (“Amendment No. 5”) and Amendment No. 6 filed on October 5, 2012 (“Amendment No. 6”, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (iii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iv) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (v) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (vi) Victory Park GP, LLC, a Delaware limited liability company (“GP I”); (vii) Victory Park GP II, LLC, a Delaware limited liability company (“GP II”); (viii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ix) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); (x) RNL VPC, LLC, a Delaware limited liability company (“RNL VPC”); and (xi) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000.00, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, as of July 28, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “July 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July 2010 Convertible Note Transfer Agreement, for total consideration of $7,500,000.00 in cash (collectively, the “July 2010 Convertible Note Transfer”). In connection with the July 2010 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $25,896,606.16 (in the form of the Original Note) (the “Initial Credit Opportunities Note”), in replacement of the original Convertible Note, and the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,103,393.84 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Note”).

CUSIP NO. 904753100	13D	Page 13 of 25 Pages

As disclosed in Amendment No. 2, as of December 22, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “December 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being transferred at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December 2010 Convertible Note Transfer Agreement, for total consideration of $5,999,311.43 in cash (collectively, the “December 2010 Convertible Note Transfer”). In connection with the December 2010 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $21,046,606.16 (in the form of the original Convertible Note) in replacement of the Initial Credit Opportunities Note (the “Replacement Credit Opportunities Note”), and the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $11,953,393.84 (in the form of the original Convertible Note) in replacement of the Initial VPC Note (the “Replacement VPC Note”).

As disclosed in Amendment No. 3, (i) on March 17, 2011, pursuant to the terms of the original Convertible Note, an aggregate of $3,200,838.02 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement Credit Opportunities Note, and an aggregate of $1,817,911.98 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement VPC Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2010 Option”), granted to Mr. Levy by the Issuer on August 11, 2010 became exercisable on April 30, 2011; and (iii) as of June 30, 2011, the VPC Onshore Fund and the VPC Offshore Fund entered into an Assignment and Assumption Agreement (the “June 2011 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June 2011 Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash (collectively, the “June 2011 Convertible Note Transfer”). In connection with the June 2011 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $24,247,444.18 (in the form of the original Convertible Note) in replacement of the Replacement Credit Opportunities Note (the “Second Replacement Credit Opportunities Note”), the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,021,305.82 (in the form of the original Convertible Note) in partial replacement of the Replacement VPC Note (the “Second Replacement VPC Note”) and the Issuer issued to the VPC Offshore Fund a Senior Secured Convertible Note, in the original principal amount of $6,750,000.00 (in the form of the original Convertible Note) in partial replacement of the Replacement VPC Note (the “Initial VPC Offshore Note”).

CUSIP NO. 904753100	13D	Page 14 of 25 Pages

As disclosed in Amendment No. 4, (i) on March 17, 2012, pursuant to the terms of the original Convertible Note, an aggregate of $3,697,735 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement Credit Opportunities Note, an aggregate of $1,070,749 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement VPC Note, and an aggregate of $1,029,375 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Initial VPC Offshore Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2011 Option”), granted to Mr. Levy by the Issuer on May 1, 2011, became exercisable on May 1, 2012; and (iii) on May 1, 2012, the Issuer granted to Richard Levy an option to purchase 75,000 shares of Common Stock (the “2012 Option” and, together with the 2010 Option and the 2011 Option, the “Options”), at an exercise price of $0.43 per share. The 2012 Option becomes exercisable on May 1, 2013, within 60 days of the date of this Amendment No. 7, and expires on April 30, 2022.

As disclosed in Amendment No. 5, effective as of July 16, 2012, pursuant to Redemption Agreements (the “Redemption Agreements”) entered into by the Credit Opportunities Fund with the Delaware Fund and the Cayman Fund, all of the investments of the Credit Opportunities Fund, including the Second Replacement Credit Opportunities Note and all 9,147,464 shares of Common Stock of the Issuer held by the Credit Opportunities Fund, were distributed to its shareholders the Delaware Fund and the Cayman Fund on a pro rata basis based on the respective ownership percentages of the shares of Credit Opportunities Fund owned by such shareholders as of July 16, 2012, in exchange for all of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund, respectively (the “Securities Distribution”). The estimated portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements (the “Estimated Allocation”) were disclosed in Amendment No. 5. Immediately following the Securities Distribution, as of July 16, 2012, the Credit Opportunities Fund did not beneficially own any securities of the Issuer.

The Estimated Allocation was adjusted as of August 13, 2012, based on the final calculation of the ownership percentages of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund as of July 16, 2012, which final calculation was determined based on the net asset values of the Credit Opportunities Fund, the Delaware Fund and the Cayman Fund as of July 16, 2012. The final, adjusted portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements were as follows: (x) to the Delaware Fund, 4,856,750 shares of Common Stock of the Issuer and $14,837,199.37 in principal amount (plus $754,224.29 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Delaware Fund Note”), and (y) to the Cayman Fund, the remaining 4,290,714 shares of Common Stock of the Issuer and the remaining $13,107,980.03 in principal amount (plus $666,322.31 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Cayman Fund Note”).

CUSIP NO. 904753100	13D	Page 15 of 25 Pages

As disclosed in Amendment No. 6, effective as of September 21, 2012, the Delaware Fund, the Cayman Fund, the VPC Onshore Fund and the VPC Offshore Fund (collectively, the “Funds”), Victory Park Management, LLC, as administrative and collateral agent for the Funds (the “Agent”), and the Issuer entered into a Forbearance Agreement and First Amendment (the “First Amendment”) to the Amended and Restated Financing Agreement, dated as of March 16, 2010, by and among the Agent and the lenders party thereto (the “Amended and Restated Financing Agreement”). Pursuant to the terms of the First Amendment, (i) on September 21, 2012, the Issuer issued and sold to the VPC Onshore Fund a Senior Secured Convertible Note in the aggregate principal amount of $4,000,000 (the “First Amendment VPC Onshore Fund Note”), with a conversion price of $0.05 per share, for a purchase price of $4,000,000, and (ii) on September 24, 2012, the Initial Delaware Fund Note, the Initial Cayman Fund Note, the Second Replacement VPC Note and the Initial VPC Offshore Note, which each had a conversion price of $0.70 per share (subject to adjustment as set forth therein), were each reissued by the Issuer to the applicable Fund with a conversion price of $0.15 per share (subject to adjustment as set forth therein) (the Initial Delaware Fund Note, as so reissued, the “Reissued Delaware Fund Note”; the Initial Cayman Fund Note, as so reissued, the “Reissued Cayman Fund Note”; the Second Replacement VPC Note, as so reissued, the “Reissued VPC Onshore Fund Note”; and the Initial VPC Offshore Note, as so reissued, the “Reissued VPC Offshore Fund Note” and, together with the Reissued Delaware Fund Note, the Reissued Cayman Fund Note and the Reissued VPC Onshore Fund Note, the “Reissued Notes” and, together with the First Amendment VPC Onshore Fund Note, the “Existing Convertible Notes”). Pursuant to the Security Documents (as defined in the Amended and Restated Financing Agreement), the Existing Convertible Notes are secured by a first priority lien on all current and future assets of the Issuer

Subsequent to the filing of Amendment No. 6, on December 19, 2012, Jacob Capital transferred and assigned to RNL VPC all of the outstanding equity interests held by it in each of GP I and GP II (the “GP Interest Transfer”). As a result of the GP Interest Transfer, RNL VPC became the sole manager of each of GP I and GP II. Richard Levy owns all of the voting interests in RNL VPC. As of the date of the GP Interest Transfer, Richard Levy also owned all of the non-voting interests in RNL VPC. On December 28, 2012, Richard Levy made a gift of approximately 22% of the outstanding non-voting interests in RNL VPC to a trust established for the benefit of his minor child.

On April 5, 2013, as a result one or more events of default occurring and continuing under the Amended and Restated Financing Agreement, the Agent, pursuant to the terms of the Amended and Restated Financing Agreement, the Security Documents and Section 5/9-610 of the Illinois Uniform Commercial Code, for the benefit of the Funds, will sell all of the personal property and assets pledged as collateral under the Amended and Restated Financing Agreement that relate to the Issuer’s biotechnology business or that are used or intended for use in connection with, or that are necessary or advisable to the continued conduct of the Issuer’s biotechnology business as currently being conducted (the “Article 9 Transaction”). Such assets will be sold pursuant to public auction to be held at the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois 60661 on April 15, 2013 at 11:00 a.m. Central time.

CUSIP NO. 904753100	13D	Page 16 of 25 Pages

On April 8, 2013 the Funds, the Agent and the Issuer entered into a Second Amendment to the Amended and Restated Financing Agreement (the “Second Amendment”). Pursuant to the terms of the Second Amendment, on April 8, 2013, the Issuer issued and sold to the VPC Onshore Fund a Senior Secured Convertible Note in the aggregate principal amount of $750,000 (the “Second Amendment Note” and, together with the Existing Convertible Notes, the “Convertible Notes”), with a conversion price of $0.09 per share (subject to adjustment as set forth therein) for a purchase price of $750,000. The Issuer received a net amount of $700,000 from the VPC Onshore Fund after the Issuer deposited $50,000 with the Agent, which amount will be used to reimburse the Funds and the Agent for fees, costs and expenses incurred by the Funds and the Agent in connection with the Second Amendment and all transactions contemplated thereby. The maturity date of the Second Amendment Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Second Amendment Note becomes due and payable pursuant to the terms of the Second Amendment Note. The Issuer took such steps as were necessary to cause the transactions contemplated by the Second Amendment, including the deemed issuance of the shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Second Amendment Note, to be exempt from Section 16(b) of the Act, pursuant to Rule 16b-3 thereunder.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f) This Schedule 13D is filed by: (i) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (ii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iv) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (v) Victory Park GP, LLC, a Delaware limited liability company (“GP I”); (vi) Victory Park GP II, LLC, a Delaware limited liability company (“GP II”); (vii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (viii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); (ix) RNL VPC, LLC, a Delaware limited liability company (“RNL VPC”); and (x) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”). The Delaware Fund, the Cayman Fund, the VPC Onshore Fund and the VPC Offshore Fund are collectively referred to herein as the “Funds.”

(b) The business address of each of the Reporting Persons, other than the Cayman Fund and the VPC Offshore Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Cayman Fund and the VPC Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9005 Cayman Islands.

(c) The principal business of each of the Funds is the investment in securities. The principal business of GP I is serving as the general partner of each of the Delaware Fund and the Cayman Fund. The principal business of GP II is serving as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund. The principal business of RNL VPC is serving as the manager of each of GP I and GP II. The principal business of Capital Advisors is serving as investment manager for each of the Funds. The principal business of Jacob Capital is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital and the manager of RNL VPC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 904753100	13D	Page 17 of 25 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to replace the first sentence thereof with the following:

As of the date hereof, (a) the Delaware Fund is the direct beneficial owner of 4,856,750 shares of Common Stock and 45,411,551 shares of Common Stock issuable to the Delaware Fund upon conversion of the Reissued Delaware Fund Note prior to the filing of the Charter Amendment (as defined below), (b) the Cayman Fund is the direct beneficial owner of 4,290,714 shares of Common Stock and 40,119,007 shares of Common Stock issuable to the Cayman Fund upon conversion of the Reissued Cayman Fund Note prior to the filing of the Charter Amendment, (c) the VPC Onshore Fund is the direct beneficial owner of 45,359,611 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Reissued VPC Onshore Fund Note , the First Amendment VPC Onshore Fund Note and the Second Amendment Note, in each case prior to the filing of the Charter Amendment, (d) the VPC Offshore Fund is the direct beneficial owner of 23,809,985 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Reissued VPC Offshore Fund Note prior to the filing of the Charter Amendment, and (e) Mr. Levy is the direct beneficial owner of an aggregate of 225,000 shares of Common Stock (the “Option Shares”) issuable to Mr. Levy upon exercise of the Options. The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.” As of the date of the Second Amendment (as defined below), the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock issuable to the holders of the Convertible Notes upon conversion of the Convertible Notes (the “Conversion Shares”). Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares (the “Charter Amendment”), and, pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon conversion of such Existing Convertible Note in excess of the number of shares of Common Stock that is required to be reserved for conversions of the Existing Convertible Notes and allocated to the holder of such Convertible Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment (less any shares of Common Stock previously issued to such holder upon conversions of the Convertible Notes). The numbers of shares set forth above issuable to the Funds upon conversion of the Convertible Notes reflects such restriction. Pursuant to the terms of the Second Amendment, the Issuer is required to reserve and keep available, solely for any conversions of the Second Amendment Note, the number of shares of Common Stock issuable upon conversion of the Second Amendment Note. If the Charter Amendment had been filed as of the date hereof, (w) an aggregate of 116,191,757 shares of Common Stock would be issuable to the Delaware Fund as of the date hereof upon conversion of the Reissued Delaware Fund Note, (x) an aggregate of 102,650,048 shares of Common Stock would be issuable to the Cayman Fund as of the date hereof upon conversion of the Reissued Cayman Fund Note, (y) an aggregate of 159,426,448 shares of Common Stock would be issuable to the VPC Onshore Fund as of the date hereof upon conversion of the Reissued VPC Onshore Fund Note, the First Amendment VPC Onshore Fund Note and the Second Amendment Note, and (z) an aggregate of 60,921,150 shares of Common Stock would be issuable to the VPC Offshore Fund as of the date hereof upon conversion of the Reissued VPC Offshore Fund Note.

CUSIP NO. 904753100	13D	Page 18 of 25 Pages

Item 3 is hereby amended to add the following:

On December 19, 2012, Jacob Capital transferred and assigned to RNL VPC all of the outstanding equity interests held by it in each of GP I and GP II. As a result of the GP Interest Transfer, RNL VPC became the sole manager of each of GP I and GP II. Richard Levy owns all of the voting interests in RNL VPC. As of the date of the GP Interest Transfer, Richard Levy also owned all of the non-voting interests in RNL VPC. On December 28, 2012, Richard Levy made a gift of approximately 22% of the outstanding non-voting interests in RNL VPC to a trust established for the benefit of his minor child.

On April 5, 2013, as a result one or more events of default occurring and continuing under the Amended and Restated Financing Agreement, the Agent, pursuant to the terms of the Amended and Restated Financing Agreement, the Security Documents and Section 5/9-610 of the Illinois Uniform Commercial Code, for the benefit of the Funds, will sell all of the personal property and assets pledged as collateral under the Amended and Restated Financing Agreement that relate to the Issuer’s biotechnology business or that are used or intended for use in connection with, or that are necessary or advisable to the continued conduct of the Issuer’s biotechnology business as currently being conducted. Such assets will be sold pursuant to public auction to be held at the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois 60661 on April 15, 2013 at 11:00 a.m. Central time.

On April 8, 2013 the Funds, the Agent and the Issuer entered into the Second Amendment. Pursuant to the terms of the Second Amendment, on April 8, 2013, the Issuer issued and sold to the VPC Onshore Fund the Second Amendment Note in the aggregate principal amount of $750,000, with a conversion price of $0.09 per share (subject to adjustment as set forth therein), for a purchase price of $750,000. The Issuer received a net amount of $700,000 from the VPC Onshore Fund after the Issuer deposited $50,000 with the Agent, which amount will be used to reimburse the Funds and the Agent for fees, costs and expenses incurred by the Funds and the Agent in connection with the Second Amendment and all transactions contemplated thereby. The maturity date of the Second Amendment Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Second Amendment Note becomes due and payable pursuant to the terms of the Second Amendment Note. The Second Amendment Note bears interest at a rate per annum equal to the greater of (i) the Prime Rate (as defined therein) plus 5% and (ii) 15% (the “Current Rate”). In addition, since there is a continuing event of default under the Amended and Restated Financing Agreement, the Second Amendment Note and, since November 2012, each of the Existing Convertible Notes, bears interest at a default rate equal to the Current Rate plus 3%.

CUSIP NO. 904753100	13D	Page 19 of 25 Pages

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The information set forth in Item 6 is incorporated herein by reference.

The transactions contemplated by the Second Amendment and the Article 9 Transaction will result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including an extraordinary corporate transaction involving the Issuer, a transfer of a material amount of the assets of the Issuer, a material change in the present capitalization of the Issuer and a change in the Issuer’s charter, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the First Amendment, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a), (b) According to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 15, 2013, 95,978,952 shares of the Common Stock of the Issuer were outstanding as of February 28, 2013. Based on the foregoing, the Subject Shares, in the aggregate, represented approximately 65.4% of the Common Stock of the Issuer outstanding as of such date, calculated by dividing (i) all of the Subject Shares by (ii) the sum of (A) 95,978,952 shares of the Common Stock of the Issuer outstanding as of February 28, 2013, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, (B) an aggregate of 154,700,154 shares of the Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes prior to the filing of the Charter Amendment and (C) 225,000 Option Shares. For each Reporting Person, the percentage of the outstanding Common Stock of the Issuer represented by the shares of Common Stock of the Issuer beneficially owned by such Reporting Person is calculated by dividing (x) the number of Subject Shares directly or indirectly beneficially owned by such Reporting Person by (y) the sum of (I) the number of shares of Common Stock of the Issuer outstanding as set forth in the immediately preceding sentence and (II) the number of shares of Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes prior to the filing of the Charter Amendment and/or exercise of the Options directly or indirectly beneficially owned by such Reporting Person.

The Convertible Notes provide for interest to be paid in kind at the Current Rate. In addition, since there is a continuing event of default under the Amended and Restated Financing Agreement, the Convertible Notes currently bear interest at a rate equal to the Current Rate plus 3%. Accordingly, the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by each of the Reporting Persons in respect of the Convertible Notes may increase over time (subject to the filing of the Charter Amendment, as described herein).

CUSIP NO. 904753100	13D	Page 20 of 25 Pages

As of the date hereof, (a) the Delaware Fund is the direct beneficial owner of 4,856,750 shares of Common Stock and 45,411,551 shares of Common Stock issuable to the Delaware Fund upon conversion of the Reissued Delaware Fund Note prior to the filing of the Charter Amendment, (b) the Cayman Fund is the direct beneficial owner of 4,290,714 shares of Common Stock and 40,119,007 shares of Common Stock issuable to the Cayman Fund upon conversion of the Reissued Cayman Fund Note prior to the filing of the Charter Amendment, (c) the VPC Onshore Fund is the direct beneficial owner of 45,359,611 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Reissued VPC Onshore Fund Note, the First Amendment VPC Onshore Fund Note and the Second Amendment Note, in each case prior to the filing of the Charter Amendment, (d) the VPC Offshore Fund is the direct beneficial owner of 23,809,985 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Reissued VPC Offshore Fund Note prior to the filing of the Charter Amendment, and (e) Mr. Levy is the direct beneficial owner of 225,000 shares of Common Stock issuable to Mr. Levy upon exercise of the Options. GP I, as the general partner of each of the Delaware Fund and the Cayman Fund, may each be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares beneficially owned directly by the Delaware Fund and the Subject Shares beneficially owned directly by the Cayman Fund as of the date hereof. GP II, as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares beneficially owned directly by the VPC Onshore Fund and the Subject Shares beneficially owned directly by the VPC Offshore Fund as of the date hereof. As the investment manager of each of the Funds, Capital Advisors may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). As the sole manager of each of GP I and GP II, RNL VPC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). As the sole manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). By virtue of Richard Levy’s positions as sole member of Jacob Capital and the sole manager of RNL VPC, Mr. Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares).

See Item 3 above for a discussion of additional shares of Common Stock issuable to the Funds upon conversion of the Convertible Notes following the filing of the Charter Amendment.

Richard Levy intends to enter into agreements with one or more of the Funds whereby Mr. Levy will hold the Options for the economic benefit of one or more of the Funds.

(c) Except for the transactions described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

CUSIP NO. 904753100	13D	Page 21 of 25 Pages

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

Second Amendment to Amended and Restated Financing Agreement

Effective as of April 8, 2013, the Funds, the Agent and the Issuer entered into the Second Amendment.

Pursuant to the Second Amendment, on April 8, 2013, the Issuer issued and sold to the VPC Onshore Fund the Second Amendment Note, with a conversion price of $0.09 per share (subject to adjustment as set forth therein). In connection with the Second Amendment, the Issuer’s board of directors resolved not to oppose the Article 9 Transaction, provided that such resolution does not become inconsistent with the fiduciary duties of the Issuer’s board of directors.

On April 8, 2013, the Issuer deposited $50,000 with the Agent (out of the $750,000 purchase price for the Second Amendment Note), which amount will be used to reimburse the Funds and the Agent for fees, costs and expenses incurred by the Funds and the Agent in connection with the Second Amendment and all transactions contemplated thereby.

Second Amendment Notes

The Second Amendment Note accrues interest on the unpaid principal amount thereof from the date issued through the date the Second Amendment Note is paid in full at a rate per annum equal to the Current Rate. In addition, since there is a continuing event of default under the Amended and Restated Financing Agreement, the Second Amendment Note bears interest at a default rate equal to the Current Rate plus 3%. The Second Amendment Note is secured by a first priority lien on all current and future assets of the Issuer. The maturity date of the Second Amendment Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Second Amendment Note becomes due and payable pursuant to the terms of the Second Amendment Note.

The Second Amendment Note is convertible into shares of Common Stock at the holder’s option. The initial conversion rate, which is subject to adjustment as set forth in the Second Amendment Note, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.09. Pursuant to the terms of the Second Amendment Note, the Issuer is required to reserve and keep available, solely for any conversions of the Second Amendment Note, the number of shares of Common Stock issuable upon conversion of the Second Amendment Note.

CUSIP NO. 904753100	13D	Page 22 of 25 Pages

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 1	Second Amendment to Amended and Restated Financing Agreement, dated as of April 8, 2013, by and among Unigene Laboratories, Inc., the Lenders party thereto, and Victory Park Management, LLC, as administrative agent and collateral agent (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 12, 2013, and incorporated herein by reference).

Exhibit 2	Senior Secured Convertible Note, issued by Unigene Laboratories Inc. as of April 8, 2013 in favor of VPC Fund II, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed April 12, 2013, and incorporated herein by reference).

CUSIP NO. 904753100	13D	Page 23 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2013

VICTORY PARK CREDIT OPPORTUNITIES, L.P.

By: Victory Park GP, LLC, its general partner

By: RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

VICTORY PARK CREDIT OPPORTUNITIES
INTERMEDIATE FUND, L.P.

By: Victory Park GP, LLC, its general partner

By: RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

VPC FUND II, L.P.

By: Victory Park GP II, LLC, its general partner

By: RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

CUSIP NO. 904753100	13D	Page 24 of 25 Pages

VPC INTERMEDIATE FUND II (CAYMAN), L.P.

By: Victory Park GP II, LLC, its general partner

By: RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

VICTORY PARK GP, LLC

By: RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

VICTORY PARK GP II, LLC

By: RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By: Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

RNL VPC, LLC

By:	/s/ Richard Levy
Name: Richard Levy
Its: Manager

CUSIP NO. 904753100	13D	Page 25 of 25 Pages

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

Exhibit Index

Exhibit 1	Second Amendment to Amended and Restated Financing Agreement, dated as of April 8, 2013, by and among Unigene Laboratories, Inc., the Lenders party thereto, and Victory Park Management, LLC, as administrative agent and collateral agent (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 12, 2013, and incorporated herein by reference).

Exhibit 2	Senior Secured Convertible Note, issued by Unigene Laboratories Inc. as of April 8, 2013 in favor of VPC Fund II, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed April 12, 2013, and incorporated herein by reference).